Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	Percentage of Ownership
Doctors Scientific Organica, LLC	Florida	100%
Oyster Management Services, L.L.C.	Florida	100%
U.S. Medical Care Holdings, L.L.C.	Florida	100%
Lawee Enterprises, L.L.C.	Florida	100%
Lavi Enterprises, LLC	Florida	100%
Smart for Life Canada Inc.	Canada	100%
Nexus Offers, Inc.	Florida	100%
GSP Nutrition Inc.	Delaware	100%
Ceautamed Worldwide LLC	Florida	49%
Wellness Watchers Global, LLC	Florida	100%
Greens First Female LLC	Florida	100%